Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Minutes of a Meeting of the Board of Directors, February 12, 2007
2. 2006 Financial Statements

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (01/2007)

Date, Time and Location:

February 12, 2007, at 2 p.m. at Company Headquarters located at Av. Brigadeiro Luiz Antônio, nº 1343 – 9th floor, in the City and State of São Paulo.

Presence:

Members of the Board of Directors, dully signed, and, in compliance with the legal requirements stablished in Paragraph 3 of Article 163 of Brazilian Corporate Law, Members of the Fiscal Council dully signed, and Sr. Altair Tadeu Rossato of Deloitte Touche Tohmatsu (DTT).

Deliberated matters:

1.	Approval of the financial statements, including the asset balance sheet and the management report related to the fiscal year ended on December 31, 2006, as well as the proposed destination of earnings in the period and the distribution of dividends, supported by a report from the company’s independent auditors.

2.	Approval of the capital budget for 2007 as attached, that shall be approved by the Annual Shareholders’ Meeting in accordance with Article 196, of Law nº 6.404/76.

Approval, that shall be approved by the Annual Shareholders Meeting, of the following proposal by the Executive Board for the destination of earnings of the year ended, in the total amount of R$ 288,372,961.92 (two hundred and eighty eight million, three hundred seventy two thousand, nine hundred sixty one reais and ninety two centavos):

	a)	R$ 14,418,648.10 (fourteen million, four hundred eighteen thousand, six hundred and forty eight reais, and ten centavos), for the Legal Reserve;

	b)	R$ 61,013,402.07 (sixty-one million, thirteen thousand, four hundred and two reais and seven centavos), to the Reserve of Realizable Profits;

	c)	R$ 136,977,156.91 (one hundred and thirty six million, nine hundred and seventy-seven thousand, one hundred and fifty-six reais and ninety-one centavos), to the Reserve for Retention of Profits, based on the approved capital budget;

	d)	R$ 75,963,754.84 (seventy five million, nine hundred and sixty three thousand, seven hundred fifty four reais and eighty four centavos) as dividends to common and preferred shareholders, of which R$

72,000,008.43 (seventy two million and eight reais and forty-three centavos) had been paid as interim dividends in accordance with the deliberations of this Board on August 17, 2006. The remaining amount of the dividends to be paid, R$ 3,963,746.41 (three million, nine hundred and sixty three thousand, seven hundred and forty-six reais and forty one centavos), added to the parcel of realized profits from the Reserve of Realizable Profits in the sum of R$ 68,236,283.49 (sixty eight million, two hundred thirty six thousand, two hundred and eighty three reais and forty nine centavos), will be paid to shareholders from March 2, 2007, without monetary correction or remuneration, wich represents the total amount of R$ 0.889633 as dividend per common and preferred share. According to this deliberation, the total amount of dividends distributed in the period totalizes R$ 144,200,038.33 (one hundred and forty four million, two hundred thousand, and thirty-eight reais and thirty three centavos).

The record date for the receiving of the dividends hereby approved will be February 21, 2007 in Brazil and February 26, 2007 in the United States of America.

3.	The members also approved the new text of the Code of Ethics of Ultrapar Participações S.A., as attached.

Observation : (i) These deliberations were approved by all presents, except for Board Member Renato Ochman, who abstained from voting.

Once there was no further matters to discuss, the meeting was closed and the minutes of this meeting were transcript, read and approved by all the undersigned Board Members present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Ana Maria Levy Villela Igel – Board Member

Paulo Vieira Belotti – Board Member

Nildemar Secches – Board Member

Olavo Egydio Monteiro de Carvalho – Board Member

Renato Ochman – Board Member

Members of the Fiscal Council present:

Flavio Maia Luz – Fiscal Council Member

John Michael Streithorst – Fiscal Council Member

Mario Probst – Fiscal Council Member

Raul Murgel Braga – Fiscal Council Member

Wolfgang Eberhard Rohrbach – Fiscal Council Member

ANNEX A

CAPITAL BUDGET

CAPITAL BUDGET FOR 2007
(values in R$ thousand)

1 . Source of funding	1,085,473

- Own funds (profits retained from previous periods)	657,586
- Own funds (earnings from the year 2006)	138,531
- Funding from third-parties (financing)	289,356

2 . Investment projects for 2007	503,227

-Investment in expansion	474,706
-Investment in productivity and quality	28,521

3 . Resources for acquisitions in 2007	582,246

ULTRAPAR PARTICIPAÇÕES S.A.

CODE OF ETHICS

This Code of Ethics sets out the principles adopted by Ultrapar Participações S.A. (“Ultrapar”) and its subsidiaries (together denominated “Company”) as a reference for behavior standards.

Objectives of the Code of Ethics

(i)	To reduce the subjectivity of personal interpretations of ethical principles.

(ii)	To legalize and to institutionalize a reference for the professional behavior of the employees of the Company, including the ethical administration of real or apparent conflicts of interest, becoming a standard for the internal and external relationship of the Company with its stakeholders, which are: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which the Company operates.

(iii)	To ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

Scope

This Code is applied to all members of the Board of Directors, members of the Fiscal Council, all employees and interns of Ultrapar and its subsidiaries, third-parties hired by the Company, hereinafter referred as “Professionals”.

Ethical Principles

In the exercise of his/her position or function, each Professional shall:

(i)	Maintain a posture of honesty, integrity, respect, loyalty, propriety, conscientiousness, efficiency, transparency and impartiality, which shall guide their relations with the Company and its stakeholders.

(ii)	Avoid involvement in transactions and activities that might compromise his/her professional dignity or harm his/her public image as well as the image of Ultrapar.

(iii)	Carry out his/her professional activities with competence and diligence, seeking to constantly improve his/her performance from a technical perspective, to remain permanently up to date, and encourage all those involved in the activity to adopt the same conduct.

(iv)	Behave strictly in a professional and impartial manner in the treatment with the public.

(v)	Seek to maximize the value creation for the Company.

Labor Practices

In the relationship with colleagues and other Professionals and in the use of resources for the accomplishment of its activities, each Professional shall:

(i)	Use qualifications (for example, educational background, experience, competence, etc.) as a basis for making decisions related to work which affect employees and candidates.

(ii)	Avoid using his/her professional position to obtain favors from or the personal services of subordinates.

(iii)	Display leadership, maintaining a culture in which ethical conduct is recognized, valued and taken as an example for all employees.

(iv)	Ensure the competent use of the company's assets and resources, avoiding damage, inadequate handling, loss, theft or unauthorized withdrawal.

(v)	When aware of, to inform the improper use of the resources of the company, being intentional damages to the work environment characterized as serious infraction.

Compliance with Laws, Rules and Regulations

Each Professional shall:

(i)	Comply with the laws, rules and regulations applicable to the Company’s businesses and to generally applicable commercial business practices.

(ii)	Observe the company policy with regard to unfair trade competition.

(iii)	Respect the accounting principles, the laws and regulations for booking transactions and issuing precise financial reports that truly reflect the reality of the Company.

Obedience to the principles of the Law Against Unfair Trade Competition:

The Law Against Unfair Trade Competition (Law No. 8.884/94) is aimed at avoiding and restraining violations and infractions against economic order, particularly cartels, predatory pricing, pricing discrimination, etc.

Each professional shall act strictly in observance to Law No. 8.884/94, being forbidden quarrels related to:

(i)	Combination of prices with competitors;

(ii)	Division of clients;

(iii)	Non-aggression agreements;

(iv)	Commercial policies in general.

Contracts with competitors and class associations should receive particular attention.

If perchance a professional should become involved in a doubtful situation, or one that is potentially in breach of the law against unfair trade competition, he or she should immediately notify his or her superior, as well as the legal department.

Guarantee of Quality and of Proper Use of Information

Each Professional shall:

(i)	Ensure that all internal processes are subject to rigorous controls which shall guarantee the precise accounting of the operations of the Company, thus guaranteeing that all management decisions are based on solid economic analyses, and that the physical and financial assets of the Company are efficiently used;

(ii)	Maintain the confidentiality of the information and activities relating to the work in the area where he/she is employed, being forbidden the use of such information in benefit of particular or third parties’ interests;

(iii)	Ensure the veracity of the information that is disclosed internally or externally by the Company aiming at a relationship of respect and transparency with its stakeholders.

(iv)	Ensure that our reports and documents filed with or submitted to the Comissão de Valores Mobiliários, the United States Securities and Exchange Commission and other public regulatory authorities and other public communications shall include full, fair, accurate, timely and understandable disclosure.

(v)	Ensure that all transactions registered in the Company’s books be precise, complete, truthful and detailed, being dully supported by lawful documentation in accordance with the Company’s internal procedures, applicable laws and generally accepted accounting principles so as to ensure the quality of the Company’s financial statements.

Use of Non-Public Information and Disclosure

Each Professional holding important information about the Company that has not been disclosed to the public shall:

(i)	Maintain the confidentiality of such information, except when disclosure is authorized or legally mandated.

(ii)	Abstain him/herself from buying or selling securities using important non-public information obtained in the performance of their duties on behalf of the Company and providing any such information so obtained to others.

(iii)	Adhere to the policy on Material Information, which establishes the procedure to be followed in relation to the announcement of Material Information or Facts and with respect to the trading of securities issued by Ultrapar, should the Professional occupy any position exposed to privileged information about the Company.

Conflicts of Interest

Each Professional has the obligation to act in ethical and hones manner, leading his/her professional activities in accordance with the best interest of the Company.

Each Professional should endeavor to avoid situations that present a potential or actual conflict between their interest and the interest of the Company.

Each Professional shall:

(i)	Refuse, in the exercise of his/her professional activities, any type of financial aid, gratification, commissions, donations, or advantages of any kind for him/herself, family members or any other person.

(ii)	Avoid the improper use of resources, intellectual property, time and installations of the Company.

(iii)	When making his/her personal investments, avoid conflicts of interest in relation to the activities in which he/she is engaged.

Compliance with this Code of Ethics and notification of unethical behavior

In the event that an actual or apparent conflict of interest arises involving the personal or professional relationships or activities of a Professional, the Professional involved is required to handle such conflict of interest in accordance with the ethical principles defined in this Code of Ethics.

It is the responsibility of each Professional to consult the Ethics Committee of Ultrapar, defined below, regarding (i) any action that may involve a conflict of interest and (ii)

any case of doubt as to the most appropriate behavior in situations provided for under this Code of Ethics.

Furthermore it is the responsibility of each Professional to immediately notify Ultrapar’s Ethics Committee of any situations, which are unethical, illegal, irregular or questionable, of which they have knowledge, the information source being assured of confidentiality.

Any notification to the Ethics Committee shall be made either by telephone, through the number 0800 701 7172, or by e-mail - comitedeetica@ultra.com.br.

The Company encourages all Professionals to report any suspected violations promptly. The name of the Professional and confidentiality of the case will be guaranteed.

The Ethics Committee will thoroughly investigate any good faith reports of violations to this Code of Ethics and will not tolerate any kind of retaliation for reports or complaints regarding misconduct that were made in good faith.

Each Professional is required to cooperate in internal investigations of misconduct and unethical behavior.

The Ethics Committee of Ultrapar will be composed of 4 members, nominated by the Board of Directors, three members being permanent, and a rotating member who shall be the main executive of the business to which the query, potential unethical, illegal or questionable situation is related.

Accountability for adherence to the Code of Ethics

All Professionals are responsible for adhering to this Code. This includes individuals responsible for the failure to exercise proper supervision and to detect and report a violation by their subordinates.

Penalties

Any Professional who violate the Company’s ethical principles or this Code of Ethics shall be subject to disciplinary measures that may result in dismissal and legal proceedings in case of any violation of the law.

Item 2

JPL
14/02/07 - 3:30

DELOITTE TOUCHE TOHMATSU
#00002146
RU0084*.*

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações
S.A. and Subsidiaries

Financial Statements for the Years Ended
December 31, 2006 and 2005 and
Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Management of
Ultrapar Participações S.A.
São Paulo - SP

1.	We have audited the accompanying individual (Company) and consolidated balance sheets of Ultrapar Participações S.A. and subsidiaries as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders’ equity (Company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Companies, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by Companies’ management, as well as the presentation of the financial statements taken as a whole.

3.	In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Ultrapar Participações S.A. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations, the changes in stockholders’ equity (Company), and the changes in their financial positions for the years then ended in conformity with accounting practices adopted in Brazil.

4.	Our audits were conducted for the purpose of forming an opinion on the basic financial statements referred to in paragraph 1 taken as a whole. The accompanying statements of cash flows and value added are presented for purposes of additional analysis and are not a required part of the basic financial statements in conformity with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements for the years ended December 31, 2006 and 2005 taken as a whole.

5.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, January 31, 2007

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais)

		Company		Consolidated					Company		Consolidated

ASSETS	Notes	2006	2005	2006	2005	LIABILITIES	Notes		2006	2005	2006	2005

CURRENT						CURRENT
Cash and banks		122	90	31,992	32,714	Loans and financing		14	-	-	102,759	135,855
Temporary cash investments	4	279,264	359,626	1,038,084	1,218,210	Debentures		14	12,794	17,853	12,794	17,853
Trade accounts receivable	5	-	-	360,012	343,328	Suppliers			364	280	112,526	90,938
Inventories	6	-	-	217,165	191,749	Salaries and related charges			59	41	81,205	66,066
Recoverable taxes	7	7,959	8,984	117,802	62,931	Taxes payable			34	7	16,850	11,332
Deferred income and social contribution taxes	9.a	82	87	27,298	21,969	Dividends payable			96,657	100,108	101,376	103,854
Dividends receivable		53,845	73,302	-	-	Income and social contribution taxes			-	-	986	638
Other		341	422	6,098	8,608	Deferred income and social contribution taxes	9	.a	-	-	173	249
Prepaid expenses		560	536	8,620	8,793	Other			1	4	2,722	13,395

Total current assets		342,173	443,047	1,807,071	1,888,302	Total current liabilities			109,909	118,293	431,391	440,180

NONCURRENT						NONCURRENT
Long-term investments						Long-term liabilities
Long-term investments	4	-	-	547,978	372,692	Loans and financing		14	-	-	1,081,847	978,608
Trade accounts receivable	5	-	-	19,248	19,244	Debentures		14	300,000	300,000	300,000	300,000
Related companies	8	3,540	14,409	7,360	3,706	Related companies		8	33,456	404,230	4,738	5,049
Deferred income and social contribution taxes	9.a	3,087	2,849	58,201	60,991	Deferred income and social contribution taxes	9	.a	-	-	26,029	24,120
Recoverable taxes	7	18,739	11,734	65,300	46,777	Other taxes	20	.a	9,389	8,689	36,473	54,622
Escrow deposits		193	-	14,332	16,384	Other			-	-	2,724	2,747

Other		-	-	1,265	571	Total noncurrent liabilities			342,845	712,919	1,451,811	1,365,146

Prepaid expenses		187	757	13,259	13,144

		25,746	29,749	726,943	533,509	MINORITY INTEREST			-	-	33,131	29,634

Permanent assets						STOCKHOLDERS' EQUITY
Investments:						Capital	15	.a	946,034	946,034	946,034	946,034
Subsidiary	10.a	2,025,485	2,153,873	-	-	Capital reserve	15	.c	3,026	2,046	550	329
Affiliated companies	10.b	-	-	5,289	4,182	Revaluation reserve	15	.d	13,009	14,955	13,009	14,955
Other		60	186	25,497	28,117	Profit reserves	15.e	, 15.f	983,230	837,502	983,230	837,502
Property, plant and equipment	11	-	-	1,111,775	1,013,595	Treasury shares	15	.b	(4,589)	(4,894)	(9,312)	(8,655)

Intangible	12	-	-	61,013	59,134		15	.h	1,940,710	1,795,643	1,933,511	1,790,165

Deferred charges	13	-	-	112,256	98,286

		2,025,545	2,154,059	1,315,830	1,203,314	Total minority interest and stockholders' equity			-	-	1,966,642	1,819,799

Total non-current assets		2,051,291	2,183,808	2,042,773	1,736,823

TOTAL ASSETS		2,393,464	2,626,855	3,849,844	3,625,125	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			2,393,464	2,626,855	3,849,844	3,625,125

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais, except for earnings per share)

			Company		Consolidated

	Notes		2006	2005	2006	2005

GROSS SALES AND SERVICES	2	a	-	-	5,229,910	5,158,031
Taxes on sales and services	-		-	-	(412,150)	(416,136)
Rebates, discounts and returns	-		-	-	(23,712)	(48,047)

NET SALES AND SERVICES			-	-	4,794,048	4,693,848
Cost of sales and services	2	a	-	-	(3,859,860)	(3,783,420)

GROSS PROFIT			-	-	934,188	910,428

EQUITY IN SUBSIDIARY AND AFFILIATED COMPANIES	10a, 10b		291,803	298,510	965	1,557

OPERATING (EXPENSES) INCOME
Selling			-	-	(203,320)	(187,609)
General and administrative			(236)	(18)	(273,541)	(232,051)
Management compensation			(1,246)	(1,128)	(5,557)	(5,763)
Depreciation and amortization			-	-	(122,696)	(126,344)
Other operating income, net			1,277	1,158	1,317	(331)

INCOME FROM OPERATIONS BEFORE FINANCIAL ITEMS			291,598	298,522	331,356	359,887
Financial income (expenses), net		18	3,091	3,570	1,620	(1,736)
CPMF/IOF/other financial expenses		18	(486)	(1,233)	28,952	(25,608)

INCOME FROM OPERATIONS			294,203	300,859	361,928	332,543
Nonoperating expenses		16	(126)	-	(18,488)	(1,766)

INCOME BEFORE TAXES ON INCOME			294,077	300,859	343,440	330,777

INCOME AND SOCIAL CONTRIBUTION TAXES
Current	9	b	(5,937)	(1,930)	(111,779)	(113,083)
Deferred	9	b	233	249	5,355	20,547
Benefit of tax holidays	9b	, 9c	-	-	50,332	63,787

			(5,704)	(1,681)	(56,092)	(28,749)

INCOME BEFORE MINORITY INTEREST			288,373	299,178	287,348	302,028
Minority interest			-	-	(5,284)	(2,850)

NET INCOME			288,373	299,178	282,064	299,178

EARNINGS PER SHARE (BASED ON ANNU2AL
WEIGHTED AVERAGE) - R$			3.55	3.73

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais, except for dividends amounts)

				Revaluation reserve of subsidiary and affiliated companies
					Profit reserves

	Notes	Capital	Capital reserve		Legal	Retention of profits	Realizable profits	Retained earnings	Treasury shares	Total

BALANCES AT DECEMBER 31, 2004		663,952	1,855	16,371	61,589	749,136	118,343	-	(5,635)	1,605,611
Capital increase:
Secondary public offering		47,218	-	-	-	-	-	-	-	47,218
Reserves		234,864	-	-	-	(234,864)	-	-	-	-
Sale of treasury shares		-	191	-	-	-	-	-	741	932
Realization of revaluation reserve		-	-	(1,416)	-	-	-	1,416	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries		-	-	-	-	-	-	(211)	-	(211)
Realization of profit reserve		-	-	-	-	-	(89,199)	89,199	-	-
Net income		-	-	-	-	-		299,178	-	299,178
Appropriation of net income:										-
Legal reserve		-	-	-	14,959	-	-	(14,959)	-	-
Interim dividends (R$0.703817 per common and preferred share -
- after reverse stock split - see Note 14)		-	-	-	-	-	-	(57,085)	-	(57,085)
Proposed dividends payable (R$1.232498 per common and preferred share)		-	-	-	-	-	-	(100,000)	-	(100,000)
Realizable profits reserve		-	-	-	-	-	74,224	(74,224)	-	-
Reserve for retention of profits		-	-	-	-	143,314	-	(143,314)	-	-

BALANCES AT DECEMBER 31, 2005		946,034	2,046	14,955	76,548	657,586	103,368	-	(4,894)	1,795,643

Acquisition of treasury shares		-	-	-	-	-	-	-	(1,124)	(1,124)
Sale of treasury shares		-	980	-	-	-	-	-	1,429	2,409
Realization of revaluation reserve	15d	-	-	(1,946)	-	-	-	1,946	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	15d	-	-	-	-	-	-	(391)	-	(391)
Retention of realization of profit reserve net of income and social contribution taxes		-	-	-	-	1,555	-	(1,555)	-	-
Net income		-	-	-	-	-	-	288,373	-	288,373
Appropriation of net income:		-	-	-	-	-	-	-	-	-
Legal reserve		-	-	-	14,419	-	-	(14,419)	-	-
Interim dividends (R$0.887398 per common and preferred share	15g	-	-	-	-	-	-	(72,000)	-	(72,000)
Proposed dividends payable (R$0.889633 per common and preferred share)	15g	-	-	-	-	-	(68,236)	(3,964)	-	(72,200)
Realizable profits reserve	15f	-	-	-	-	-	61,013	(61,013)	-
Reserve for retention of profits	15e	-	-	-	-	136,977	-	(136,977)	-	-

BALANCES AT DECEMBER 31, 2006		946,034	3,026	13,009	90,967	796,118	96,145	-	(4,589)	1,940,710

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais)

		Company		Consolidated

	Notes	2006	2005	2006	2005

SOURCES OF FUNDS
From operations:
Net income		288,373	299,178	282,064	299,178
Items not affecting working capital:
Equity in subsidiary and affiliated companies		(291,803)	(298,510)	(965)	(1,557)
Depreciation and amortization		-	-	185,829	187,691
Credits of PIS and COFINS (taxes on revenue) on depreciation		-	-	2,117	1,437
Long-term interest and monetary variations		703	846	(95,250)	(44,037)
Deferred income and social contribution taxes		(238)	(288)	3,291	(32,328)
Minority interest		-	-	5,284	2,850
Net book value of permanent assets written off		126	-	34,196	16,595
Other long-term taxes		-	-	291	5,254
Provision (reversal of provision) for probable losses on permanent assets		-	-	3,198	(20)
Reversal of provision for factory maintenance shutdowns net of income tax effect		-	-	6,309	-
Other		-	-	807	741

		(2,839)	1,226	427,171	435,804

From stockholders:
Capital increase due to secondary public offering		-	47,218	-	47,218
Disposal of treasury shares		2,409	932	-	-

		2,409	48,150	-	47,218

From third parties:
Decrease in subsidiary capital	10a	390,947	-	-	-
Decrease in long-term assets		4,241	40,688	-	-
Proposed dividends and interest on capital (gross)		68,205	89,168	-	-
Long-term loans and financing		-	300,000	143,725	1,164,876

		463,393	429,856	143,725	1,164,876

Total sources		462,963	479,232	570,896	1,647,898

USES OF FUNDS
Permanent assets:
Investments	10a, 10b	39,352	-	142	-
Property, plant and equipment		-	-	253,040	169,212
Intangible assets		-	-	11,661	10,237
Deferred charges		-	-	74,907	51,270

		39,352	-	339,750	230,719

Dividends and interest on capital		144,200	157,085	146,087	158,677

Transfer from long-term to current liabilities		-	-	103,602	134,199
Decrease in long-term liabilities	8	370,777	16,480	24,594	3,817
Increase in long-term assets		-	-	27,728	331,425
Acquisition of treasury shares		1,124	-	1,124	-
Acquisition of shares from minority stockholders		-	-	62	20
Taxes on realization of revaluation reserve		-	-	391	211

		371,901	16,480	157,501	469,672

Total uses		555,453	173,565	643,338	859,068

INCREASE (DECREASE) IN WORKING CAPITAL		(92,490)	305,667	(72,442)	788,830

REPRESENTED BY
Current assets:
At end of year		342,173	443,047	1,807,071	1,888,302
At beginning of year		443,047	91,563	1,888,302	1,256,291

		(100,874)	351,484	(81,231)	632,011

Current liabilities:
At end of year		109,909	118,293	431,391	440,180
At beginning of year		118,293	72,476	440,180	596,999

		(8,384)	45,817	(8,789)	(156,819)

INCREASE (DECREASE) IN WORKING CAPITAL		(92,490)	305,667	(72,442)	788,830

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

SUPPLEMENTARY STATEMENT OF CASH FLOW - INDIRECT METHOD
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais)

		Company		Consolidated

	Notes	2006	2005	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income		288,373	299,178	282,064	299,178
Adjustments to reconcile net income to cash provided by operating activities:
Equity in losses of affiliated companies		(291,803)	(298,510)	(965)	(1,557)
Depreciation and amortization		-	-	185,829	187,691
PIS and COFINS credit on depreciation		-	-	2,117	1,437
Foreign exchange and indexation gains (losses)		44,826	47,208	27,105	15,538
Deferred income and social contribution taxes		(233)	(249)	(5,355)	(27,442)
Minority interest		-	-	5,284	2,850
Loss on disposals of permanent assets		126	-	13,520	4,591
Provision (reversal of provision) for probable losses on permanent assets		-	-	3,198	(20)
Other		-	-	425	530

Reversal of provision for factory maintenance shutdowns		-	-	9,559	-

Dividends receivable from subsidiaries		87,662	104,108	-	-

(Increase) decrease in current assets:
Trade accounts receivable		-	-	(16,684)	25,974
Inventories		-	-	(25,416)	18,601
Recoverable taxes		1,025	(8,063)	(54,871)	10,068
Other		81	(401)	2,510	4,180
Prepaid expenses		(24)	(536)	173	(3,255)

Increase (decrease) in current liabilities:
Suppliers		84	117	21,588	(11,114)
Salaries and related charges		18	(415)	15,139	(28,071)
Taxes		27	1	5,518	(501)
Income and social contribution taxes		-	-	348	(2,340)
Other		(3)	4	(10,673)	(4,536)

(Increase) decrease in long-term assets:
Trade accounts receivable		-	-	(4)	(7,299)
Recoverable taxes		(7,005)	(1,240)	(18,523)	(10,225)
Escrow deposits		(193)	-	2,052	(8,429)
Other		570	(757)	(694)	263
Prepaid expenses		-	-	(115)	(11,408)

Increase (decrease) in long-term liabilities:
Taxes		700	846	(18,149)	8,701
Other		-	-	(23)	450

NET CASH PROVIDED BY OPERATING ACTIVITIES		124,231	141,291	424,957	463,855

CASH FLOWS FROM INVESTING ACTIVITIES
Long-term investments, net of redeem		-	-	(7,193)	(294,597)
Additions to investments		-	-	(142)	-
Additions to property, plant and equipment		-	-	(253,040)	(169,212)
Additions to intangible asset		-	-	(11,661)	(10,237)
Additions to deferred charges		-	-	(74,907)	(51,270)
Proceeds from sales of property, plant and equipment		-	-	20,677	12,004
Acquisition of minority interests		-	-	(62)	(20)
Acquisition of treasury shares		(1,124)	-	(1,124)	-
Sale of treasury shares		2,409	932	-	-

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		1,285	932	(327,452)	(513,332)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debentures:
Issuances		-	300,000	459,788	1,484,531
Repayments		(49,885)	(29,355)	(585,350)	(655,500)
Dividends paid		(147,651)	(128,828)	(148,565)	(129,523)
Related companies		(8,310)	26,205	(4,226)	(4,704)
Capital increase due to shares issuance		-	47,218	-	47,218

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(205,846)	215,240	(278,353)	742,022

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(80,330)	357,463	(180,848)	692,545

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		359,716	2,253	1,250,924	558,379

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		279,386	359,716	1,070,076	1,250,924

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid from financing activities		49,885	29,355	92,501	57,261
Income and social contribution taxes paid in the year		-	-	30,923	26,429

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

SUPPLEMENTARY STATEMENT OF VALUE ADDED
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais, except percentages)

	Note		Company				Consolidated

		2006	%	2005	%	2006	%	2005	%

REVENUE
Gross sales and services		-		-		5,229,910		5,158,031
Rebates, discounts and returns		-		-		(23,712)		(48,047)
Reversal of allowance for doubtful accounts		-		-		5,148		2,066
Nonoperating expenses		(126)		-		(18,488)		(1,766)

		(126)		-		5,192,858		5,110,284
INPUTS PURCHASED FROM THIRD PARTIES
Raw materials consumed		-		-		(1,344,890)		(1,284,697)
Cost of sales and services		-		-		(2,160,340)		(2,139,465)
Materials, energy, outside services and other		(2,305)		(2,159)		(608,230)		(597,285)
Recovery (loss) of assets		3,960		3,274		7,917		(6,385)

		1,655		1,115		(4,105,543)		(4,027,832)
GROSS VALUE ADDED		1,529		1,115		1,087,315		1,082,452

RETENTIONS
Depreciation and amortization		-		-		(187,946)		(189,128)

		-		-		(187,946)		(189,128)
NET VALUE ADDED		1,529		1,115		899,369		893,324

VALUE ADDED RECEIVED FROM THIRD PARTIES
Equity in subsidiary and affiliated companies		291,803		298,510		965		1,557
Dividends and interest on capital of investment
stated at cost		31		31		1,049		1,887
Financial income		50,163		46,365		155,931		118,650

		341,997		344,906		157,945		122,094
TOTAL VALUE ADDED FOR DISTRIBUTION		343,526	100	346,021	100	1,057,314	100	1,015,418	100

DISTRIBUTION OF VALUE ADDED
Payroll and related charges		1,555	1	873	1	444,789	42	386,558	38
Taxes		6,526	2	3,176	1	142,808	14	181,820	18
Financial expenses and rental		47,072	13	42,794	12	182,369	17	145,013	14
Dividends and interest on capital		144,200	42	157,085	45	146,087	14	158,677	16
Retained earnings		144,173	42	142,093	41	141,261	13	143,350	14

VALUE ADDED DISTRIBUTED		343,526	100	346,021	100	1,057,314	100	1,015,418	100

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais, except for earnings per share)

1.	OPERATIONS

Ultrapar Participações S.A. (the “Company”), with headquarters in the city of São Paulo, invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas - LPG (Ultragaz), production and sale of chemicals (Oxiteno), and logistic services for chemicals and fuels (Ultracargo).

2.	PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices adopted to record transactions and prepare the financial statements are those established by accounting practices adopted in Brazil and the Brazilian Securities Commission (CVM).

	a)	Results of operations

Determined on the accrual basis of accounting. Revenues from sales and respective costs are recognized when the products are delivered to the customers or services are performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place.

	b)	Current and long-term assets

Temporary cash and long-term investments are stated at cost, plus accrued income (on a “pro rata temporis” basis), which approximate their market value. Temporary cash investments include the results from hedges, as described in Notes 4 and 19, that management intends to hold to maturity.

The allowance for doubtful accounts is based on estimated losses and is considered by management to be sufficient to cover potential losses on accounts receivable.

Inventories are stated at the lower of average cost of acquisition or production, market or net realizable value.

Other assets are stated at the lower of cost or realizable values, including, when applicable, accrued income and monetary variations or net of allowances for losses.

Ultrapar Participações S.A. and Subsidiaries

c)	Investments

Significant investments in subsidiary and affiliated companies are recorded under the equity method, as shown in Note 10.

Other investments are stated at acquisition cost, net of allowances for losses, should the losses not be considered temporary.

d)	Property, plant and equipment

Stated at cost of acquisition, process or construction, including financial charges incurred on constructions in progress and include revaluation write-ups based on appraisal reports issued by independent appraisers, in accordance with item 68, letter b), of CVM Resolution No. 183/95, as well as costs related to the maintenance of significant assets during scheduled factory maintenance operations. Depreciation is calculated on a straight-line basis at the annual rates described in Note 11, and is based on the economic useful lives of the assets.

e)	Intangible

Stated at acquisition cost, less an allowance for losses, should the losses not be considered temporary, as shown in Note 12.

f)	Deferred charges

Deferred charges comprise costs incurred in the installation of Company equipment at customers’ facilities amortized over the terms of the LPG supply contracts with these customers, project expenses and goodwill on acquisition of subsidiaries, as stated in Note 13.

g)	Current and noncurrent liabilities

Stated at known or estimated amounts including, when applicable, accrued charges, monetary and exchange variations incurred until the end of the year.

h)	Income and social contribution taxes on income

Income and social contribution taxes, current and deferred (according to CVM Resolution No. 273/98) are measured on the basis of effective rates and include the benefit of tax holidays as mentioned in Note 9 b).

i)	Basis for translation of the financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into Brazilian reais at the current exchange rate in effect at the balance sheet date. The criteria for preparation of the financial statements have been adapted to conform to Brazilian accounting practices.

j)	Cash flow statement

The Company is presenting the statement of cash flow as supplementary information, prepared in accordance with Accounting Standards and Procedures No. 20 (NPC) issued by IBRACON - Brazilian Institute of Independent Auditors.

Ultrapar Participações S.A. and Subsidiaries

k)	Statement of value added

The Company is presenting, as supplementary information, the statement of value added prepared in accordance with Brazilian Accounting Standard No. T3.7 - Statement of value added, issued by the Federal Accounting Council, which presents the statement of income from the viewpoint of generation and distribution of wealth.

l)	Reclassification

Due the adoption of CVM Resolution No. 489/05, the balances of escrow deposits for 2005, for which the Company and its subsidiaries have recognized allowances, were offset against them under the heading “Other taxes” in noncurrent liabilities.

3.	CONSOLIDATION PRINCIPLES

The consolidated financial statements have been prepared in accordance with the basic consolidation principles established by accounting practices adopted in Brazil and by the Brazilian Securities Commission (CVM), and include the following direct and indirect subsidiaries:

	Ownership interest - %

	2006		2005

	Direct	Indirect	Direct	Indirect

Ultragaz Participações Ltda.	100	-	100	-
SPGás Distribuidora de Gás Ltda.	-	99	-	99
Companhia Ultragaz S.A.	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo - Operações Logísticas e Participações
Ltda.	100	-	100	-
Melamina Ultra S.A. Indústria Química	-	99	-	99
Transultra - Armazenamento e Transporte
Especializado Ltda.	-	100	-	100
Terminal Químico de Aratu S.A. - Tequimar	-	99	-	99
Oxiteno S.A. - Indústria e Comércio	100	-	100	-
Oxiteno Nordeste S.A. - Indústria e Comércio	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad
Ltda.	-	99	-	-
Oleoquímica Indústria e Comércio de Produtos
Químicos Ltda.	-	100	-	100
Barrington S.L.	-	100	-	100
Canamex Químicos S.A. de C.V.	-	100	-	100
Canamex Servicios Corporativos S.A. de C.V.	-	100	-	100
Canamex Servicios Industriales S.A. de C.V.	-	100	-	100
Oxiteno International Corp.	-	100	-	100
Oxiteno Overseas Corp.	-	100	-	100
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-

Ultrapar Participações S.A. and Subsidiaries

Upon consolidation, intercompany investments, accounts, transactions and profits were eliminated. Minority interest in subsidiaries is presented separately in the financial statements.

On August 03, 2006, the subsidiaries Oxiteno S.A. - Indústria e Comércio and Oxiteno Nordeste S.A. - Indústria e Comércio formed the subsidiary Oxiteno Argentina Sociedad de Responsabilidad Ltda., which operates as a commercial representation office, and as of December 31, 2006 had four employees.

4.	TEMPORARY CASH AND LONG-TERM INVESTMENTS

These investments, contracted with leading banks, are substantially composed of: (i) public securities and private securities issued by leading banks and fixed-income funds, all linked to the interbank deposit rate (CDI); (ii) abroad, in cash investments, in notes issued by the Austrian Government in Brazilian reais and linked to the interbank deposit rate (CDI), and in Dual Currency Deposits; and (iii) currency hedge transaction. Such investments are stated at cost plus accrued income on a “pro rata temporis” basis.

	Company		Consolidated

	2006	2005	2006	2005

Austrian notes	-	-	419,818	344,603
Dual Currency Deposits (a)	-		553,100	-
Foreign investments (b) (d)	-	-	223,354	722,565
Securities and fixed-income funds in Brazil	279,264	359,626	442,060	571,817
Net expenses on hedge transaction (c)	-	-	(52,270)	(48,083)

Total	279,264	359,626	1,586,062	1,590,902

Current portion	279,264	359,626	1,038,084	1,218,210
Noncurrent portion	-	-	547,978	372.692

(a)	Dual Currency Deposits are investments of the subsidiary Oxiteno Overseas Corp., whose yield can be in US dollars or Brazilian reais, depending on the US dollar rate as of the maturity date. If the US dollar rate is lower than the strike rate on the maturity date, the yield of this operation will be in US dollars plus interest of 7.5% per year; otherwise, it will be in Brazilian reais plus average interest of 26% per year. The subsidiary records the investment at the lower of the two alternative yields, which in 2006 was represented by the US dollar. In 2006 the exchange rate remained always below the strike rate.

(b)	Investments made by the subsidiaries Oxiteno Overseas Corp., Oxiteno International Corp., LPG International Inc. and Canamex Químicos S.A. de C.V. in fixed-income funds, certificates of deposit and investment grade corporate securities.

(c)	Accumulated gain or loss (see Note 19).

Ultrapar Participações S.A. and Subsidiaries

	(d)	In April 2006, subsidiary Oxiteno Overseas Corp., owner of notes in the amount of US$60 million issued by Companhia Ultragaz S.A. in the international market in 1997 (Original Notes), sold these Original Notes to a foreign financial institution. Concurrently, subsidiary Oxiteno Overseas Corp. acquired from this financial institution a credit linked note backed by the Original Notes. This transaction provides a financial gain for the Company corresponding to the difference between the interest rate paid for the credit linked note and the Original Notes, as mentioned in Note 14.b).

5.	TRADE ACCOUNTS RECEIVABLE (CONSOLIDATED)

		2006	2005

	Domestic customers	375,464	367,499
	Foreign customers	76,465	60,943
	(-) Advances on foreign exchange contracts	(50,918)	(38,971)
	(-) Allowance for doubtful accounts	(21,751)	(26,899)

		379,260	362,572

	Current portion	360,012	343,328

	Noncurrent portion	19,248	19,244

	The changes in the allowance for doubtful accounts are shown below:

	Balance in 2005		26,899
	Addition recorded in selling expenses		10,769
	Utilization		(15,917)

	Balance in 2006		21,751

6.	INVENTORIES (CONSOLIDATED)

		2006			2005

	Cost	Provision for losses	Net	Cost	Provision for losses	Net

Finished products	98,761	(1,528)	97,233	103,316	(1,750)	101,566
Work in process	594	-	594	1,109	-	1,109
Raw materials	65,502	(114)	65,388	43,294	(89)	43,205
Liquefied petroleum gas
(LPG)	23,410	-	23,410	23,113	-	23,113
Supplies and cylinders for
resale	20,913	(492)	20,421	18,213	(924)	17,289
Advances to suppliers -
mainly LPG	10,119	-	10,119	5,467	-	5,467

	219,299	(2,134)	217,165	194,512	(2,763)	191,749

Ultrapar Participações S.A. and Subsidiaries

	The changes in the provision for losses on inventories are shown below:

	Balance in 2005	2,763
	Additions	326
	Reversal	(955)

	Balance in 2006	2,134

7.	RECOVERABLE TAXES

	Represented substantially by credit balances of ICMS (state Value Added Tax - VAT), PIS and COFINS (taxes on revenue), and income and social contribution taxes.

	Company		Consolidated

	2006	2005	2006	2005

Income and social contribution taxes	26,636	20,655	75,299	68,022
ICMS	-	-	101,034	70,908
Provision for losses - ICMS (*)	-	-	(31,438)	(35,959)
PIS and COFINS	21	22	28,396	3,018
VAT of subsidiary Canamex Químicos S.A. de C.V.	-	-	8,474	3,505
Other	41	41	1,337	214

Total	26,698	20,718	183,102	109,708

Current portion	7,959	8,984	117,802	62,931
Noncurrent portion	18,739	11,734	65,300	46,777

(*)	The provision refers to credit balances that the subsidiaries estimate they will not be able to offset in the future.

The changes in the provision for losses on ICMS are shown below:

Balance in 2005	35,959
Addition	4,527
Reversal	(9,048)

Balance in 2006	31,438

The increase in the balance of recoverable taxes is mainly due to the increase in ICMS credits of the Camaçari (Bahia State) plant of the subsidiary Oxiteno Nordeste S.A .-Indústria e Comércio and the taking of PIS and COFINS credit of this same subsidiary. The increase in this plant’s ICMS balance occurred mainly in the second half of 2006, due to measures by Bahia State, which made it difficult to utilize credits for import payment or to transfer them to third parties. The total balance of credits from the Camaçari plant corresponds to R$50,241 as of December 31, 2006 (2005 - R$22,005) of which R$22,766 have already been reviewed by the tax authorities and are awaiting release by the state finance department of Bahia for commercialization. In addition to these credits, the subsidiary’s management is working on a series of additional measures for consumption of the plant’s ICMS balance. The allowance for loss of the plant’s credits was recognized on the basis of the maximum discount expected on their commercialization. The PIS and COFINS credits arose from the favorable outcome of a lawsuit and can be utilized to offset other federal taxes, as mentioned in Note 20.a).

Ultrapar Participações S.A. and Subsidiaries

8.	RELATED COMPANIES

				Company

				Loan

				Asset	Liability

	Melamina Ultra S.A. - Indústria Química			-	456
	Oxiteno S.A. - Indústria e Comércio			3,540	-
	Oxiteno Nordeste S.A. - Indústria e Comércio			-	33,000

	Total at December 31, 2006			3,540	33,456

	Total at December 31, 2005			14,409	404,230

		Consolidated

		Loans		Trade accounts

		Asset	Liability	Receivable	Payable

	Química da Bahia Indústria e Comércio S.A.	-	3,630	-	-
	Serma Associação dos Usuários de Equipamentos de
	Processamentos de Dados e Serviços Correlatos	7,260	-	-	-
	Petroquímica União S.A.	-	-	-	1,810
	Oxicap Indústria de Gases Ltda.	-	-	-	1,035
	Liquigás Distribuidora S.A	-	-	213	-
	Petróleo Brasileiro S.A. Petrobras	-	-	-	1,192
	Copagaz Distribuidora de Gás S.A.	-	-	36	-
	Braskem S.A.	-	-	-	9,731
	SHV Gás Brasil Ltda.	-	-	112	-
	Other	100	1,108	38	-

	Total at December 31, 2006	7,360	4,738	399	13,768

	Total at December 31, 2005	3,706	5,049	2,335	26,764

	Consolidated

	Operations		Financial expenses

	Sales	Purchases

Petroquímica União S.A.	-	141,288	-
Oxicap Indústria de Gases Ltda.	-	9,752	-
Liquigás Distribuidora S.A	3,430	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	(295)
Petróleo Brasileiro S.A. Petrobras	30	2,023,956	-
Copagaz Distribuidora de Gás S.A.	1,173	-	-
Braskem S.A.	50,392	621,533	-
SHV Gás Brasil Ltda.	1,221	-	-
Other	887	-	-

Total at December 31, 2006	57,133	2,796,529	(295)

Total at December 31, 2005	82,691	2,777,620	(597)

Ultrapar Participações S.A. and Subsidiaries

The loan balance with Química da Bahia Indústria e Comércio S.A. is adjusted based on the Brazilian long-term interest rate (TJLP). Other loans are not subject to financial charges. Purchase and sale transactions refer substantially to purchases of raw materials, other materials and transportation and storage services, carried out at market prices and conditions.

The decrease in the Company’s loans payable balance is due to settlement of a loan with subsidiary Ultracargo Operações Logísticas e Participações Ltda, conducted through capital reduction.

9.	INCOME AND SOCIAL CONTRIBUTION TAXES

	a)	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other procedures. The tax credits are based on continuing profitability from operations. Deferred income and social contribution taxes are presented in the following principal categories:

	Company		Consolidated

	2006	2005	2006	2005

Assets:
Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	20,401	22,783
Provision for contingencies	3,087	2,849	13,334	17,131
Other provisions	82	87	25,825	18,765
Income and social contribution tax loss
carryforwards	-	-	25,939	24,281

Total	3,169	2,936	85,499	82,960

Current portion	82	87	27,298	21,969
Noncurrent portion	3,087	2,849	58,201	60,991

Liabilities:
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	865	1,245
Income earned abroad	-	-	25,337	23,124

Total	-	-	26,202	24,369

Current portion	-	-	173	249
Noncurrent portion	-	-	26,029	24,120

Ultrapar Participações S.A. and Subsidiaries

The estimated recovery of deferred income and social contribution tax assets is shown below:

	Company	Consolidated

Through 2007	82	27,298
2008	-	27,367
2009	3,087	16,867

2010	-	13,967

	3,169	85,499

b)	Conciliation of income and social contribution taxes in the statements of income

Income and social contribution taxes are reconciled to official tax rates as follows:

	Company		Consolidated

	2006	2005	2006	2005

Income before taxes, equity in subsidiary
and affiliated companies and minority
interest	2,274	2,349	342,475	329,220
Official tax rates - %	34	34	34	34

Income and social contribution taxes at
official rates	(773)	(799)	(116,442)	(111,935)

Adjustments to the effective tax rate:
Operating provisions and nondeductible
expenses/nontaxable income	(38)	25	7,676	17,878
Adjustments to estimated income	-	-	1,792	1,115
Interest on capital received	(4,893)	(918)	-	-
Workers’ meal program (PAT)	-	-	410	466
Other	-	11	140	(60)

Income and social contribution taxes before
benefit of tax holidays	(5,704)	(1,681)	(106,424)	(92,536)

Benefit of tax holidays - ADENE	-	-	50,332	63,787
Income and social contribution taxes in the
statements of income	(5,704)	(1,681)	(56,092)	(28,749)
Current	(5,937)	(1,930)	(111,779)	(113,083)
Deferred	233	249	5,355	20,547
Benefit of tax holidays - ADENE	-	-	50,332	63,787

Ultrapar Participações S.A. and Subsidiaries

c)	Tax exemption

	The following subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

	Subsidiary	Plants	Incentive - %	Expiration date

	Oxiteno Nordeste S.A. - Indústria e Comércio (*)	Camaçari plant	100	2006

	Bahiana Distribuidora de Gás Ltda.	Mataripe plant	75	2013
		Suape plant	100	2007
		Ilhéus plant	25	2008
		Aracaju plant	25	2008
		Caucaia plant	75	2012

	Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal	75	2012
		Suape Terminal	75	2015

(*)	In December 2006, this plant’s exemption expired and a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2016. The subsidiary expects to have a response to this request by April 2007. Should this 75% reduction not be approved, the subsidiary will file a new request with ADENE, for 25% income tax reduction until 2008 and 12.5% from 2009 to 2013, to which it is entitled for being located in a development region and exercising an economic activity that is considered as priority for the area.

Ultrapar Participações S.A. and Subsidiaries

10.	INVESTMENTS

	a)	Subsidiaries of the Company

	2006

	Ultragaz Participações Ltda. (i)	Ultracargo - Operações Logísticas e Participações Ltda. (i)	Imaven Imóveis e Agropecuária Ltda. (i)	Oxiteno S.A. Indústria e Comércio (i)

Number of shares or quotas held	4,336,062	2,461,346	27,733,974	35,102,127
Net equity adjusted for unrealized profit between subsidiaries - R$	374,032	206,292	46,072	1,399,089
Net income for the year R$	98,130	6,138	4,465	182,274

	2006							2005

	Ultragaz Participações Ltda. (i)	Ultracargo - Operações Logísticas e Participações Ltda. (i)	Imaven Imóveis e Agropecuária Ltda. (i)	Oxiteno S.A - Indústria e Comércio (i)	Subtotal	Other	Total	Total

Changes in investments:
Balance at beginning of year	280,733	597,239	46,072	1,229,829	2,153,873	186	2,154,059	1,944,928
Write-off	-	-	-	-	-	(126)	(126)	-
Income taxes on revaluation reserves in subsidiaries	(391)	-	-	-	(391)	-	(391)	(211)
Dividends and interest on capital	(14,391)	(6,138)	(4,465)	(43,211)	(68,205)	-	(68,205)	(89,168)
Equity pick-up	98,130	6,138	4,465	183,070	291,803	-	291,803	298,510
Capital increase (decrease)	9,951	(390,947)	-	29,401	(351,595)	-	(351,595)	-

Balance at end of year	374,032	206,292	46,072	1,399,089	2,025,485	60	2,025,545	2,154,059

i)	Financial statements audited or reviewed by our independent auditors

The capital reduction of subsidiary Ultracargo - Operações Logísticas e Participações Ltda. was conducted for settlement of a loan, as mentioned in Note 8.

Ultrapar Participações S.A. and Subsidiaries

b)	Affiliated companies (consolidated)

		2006

		Química da Bahia Indústria e Comércio S.A. (ii)	Oxicap Indústria de Gases Ltda. (ii)

	Number of shares or quotas held	1,493,120	156
	Net equity - R$	6,950	7,256
	Net income for the year - R$	1,422	1,015
	Ownership interest - %	50	25

	2006			2005

	Química da Bahia Indústria e Comércio S.A. (ii)	Oxicap Indústria de Gases Ltda. (ii)	Total	Total

Changes in investments:
Balance at beginning of year	2,764	1,418	4,182	5,944
Equity pick-up	711	254	965	1,557
Advance for future capital
increase	-	142	142	-
Stock redemption received	-	-	-	(3,319)

Balance at end of year	3,475	1,814	5,289	4,182

(ii) Financial statements audited by other independent auditors.

In the consolidated financial statements, the investment of subsidiary Oxiteno S.A. -Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method based on the affiliate’s financial statements as of November 30, 2006 and the investment of subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio in the affiliated company Química da Bahia Indústria e Comércio S.A. is carried under equity method based on the affiliate’s financial statements as of December 31, 2006.

Ultrapar Participações S.A. and Subsidiaries

11.	PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

		Annual depreciation rates - %	2006				2005

			Revalued cost	Accumulated depreciation	Allowance for realization	Net book value	Net book value

	Land	-	46,676	-	-	46,676	48,147
	Buildings	4 to 5	345,812	(141,575)	-	204,237	218,177
	Leasehold
	improvements	4	91,445	(22,385)	(604)	68,456	61,514
	Machinery and
	equipment	5 to 10	926,242	(467,322)	(655)	458,265	450,413
	Gas tanks and
	cylinders	10	275,476	(161,029)	-	114,447	127,295
	Vehicles	20 to 25	156,822	(121,200)	-	35,622	48,127
	Furniture and fixtures	10	25,346	(10,434)	-	14,912	13,661
	Construction in
	progress	-	107,034	-	-	107,034	28,811
	Advances to suppliers	-	49,231	-	-	49,231	1,724
	Imports in transit	-	523	-	-	523	763
	IT equipment	20 to 30	46,760	(34,388)	-	12,372	14,963

			2,071,367	(958,333)	(1,259)	1,111,775	1,013,595

The changes in the provision for losses on property, plant and equipment are shown below:

Balance in 2005	412
Addition	851
Reversal	(4)

Balance in 2006	1,259

The subsidiaries recorded, in previous years, revaluation of property, plant and equipment items. The revaluation balances are shown below:

	2006			2005

	Revaluation	Accumulated depreciation	Net book value	Net book value

Land	15,503	-	15,503	15,571
Buildings	44,570	(34,799)	9,771	11,933
Machinery and equipment	31,738	(30,652)	1,086	1,362
Gas tanks and cylinders	48,910	(48,910)	-	-
Vehicles	826	(826)	-	-

	141,547	(115,187)	26,360	28,866

The depreciation of theses revaluations in the amount of R$1,874 (R$1,961 in 2005) was recorded in the statements of income. The amount of deferred taxes on revaluations totals R$7,491 (R$8,533 in 2005), of which R$865 (R$1,245 in 2005) is recorded as noncurrent liabilities, as shown in Note 9.a), and R$6,626 (R$7,288 in 2005) is accrued in the same period in which certain subsidiaries realize the revaluation reserve, since these revaluations occurred prior to the issuance of CVM Resolution No. 183/95.

Ultrapar Participações S.A. and Subsidiaries

Construction in progress refers substantially to construction of the fatty alcohols plant of subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. in the amount of R$40,777, and the new alkoxylation plant of subsidiary Oxiteno S.A. - Indústria e Comércio in the amount of R$27,526, as well as expansions and renovations of the subsidiaries’ plants.

Advances to suppliers refer basically to purchase of equipment for the fatty alcohols plant of subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.

12.	INTANGIBLES (CONSOLIDATED)

	Annual amortization rate - %	2006				2005

		Cost	Accumulated amortization	Provision for losses	Net book value	Net book value

Software	20	64,134	(39,559)	-	24,575	25,914
Commercial property rights	2 to 6	16,334	(1,671)	-	14,663	14,698
Goodwill	20	15,440	(9,302)	-	6,138	7,108
Technology	20	20,404	(5,207)	-	15,197	10,679
Other	10	1,372	(96)	(836)	440	735

		117,684	(55,835)	(836)	61,013	59,134

The changes in the provision for losses on intangibles are shown below:

Balance in 2005	631
Addition	205

Balance in 2006	836

Commercial property rights, mainly those described below:

•	On July 11, 2002, subsidiary Terminal Químico de Aratu S.A. - Tequimar signed a contract with CODEBA - Companhia Docas do Estado da Bahia for use of the site where the Aratu Terminal is located for another 20 years, renewable for the same period. The price paid by Tequimar amounted to R$12,000 and is being amortized from August 2002 to July 2042.

•	Further, subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease agreement for an area adjacent to the Port of Santos for 20 years, effective December 2002 and renewable for another 20 years, for building and operating a terminal for receiving, tanking, handling and distribution of bulk liquids. The price paid by Tequimar was R$4,334 and is being amortized from August 2005 until December 2022.

Ultrapar Participações S.A. and Subsidiaries

13.	DEFERRED CHARGES (CONSOLIDATED)

		Annual amortization rates - %	2006			2005

			Cost	Accumulated amortization	Net book value	Net book value

	Expenses with studies and projects	10 to 20	50,947	(11,203)	39,744	21,024
	Pre-operating expenses	10 to 33	7,155	(2,559)	4,596	4,801
	Installation of Ultrasystem equipment at
	customers’ facilities	33	154,138	(93,133)	61,005	60,300
	Goodwill	10 to 50	7,670	(1,720)	5,950	10,850
	Other	20	2,152	(1,191)	961	1,311

			222,062	(109,806)	112,256	98,286

Expenses on studies and projects include, mainly, the LPG distribution structure review project and expenses for the Rio de Janeiro Petrochemical Complex (COMPERJ) project. These projects were mainly responsible for the increase in the deferred charges balance from 2005 to 2006.

14.	LOANS, FINANCING AND DEBENTURES (CONSOLIDATED)

a) Composition

Description	2006	2005	Index/ currency	Annual interest rate 2006 - %	Maturity

Foreign currency:
Syndicated loan	128,460	140,639	US$	5.05	2008
Notes in the foreign market (b)	535,576	586,471	US$	7.25	2015
Notes in the foreign market (b)	128,665	-	US$	9.0	2020
Working capital loan	1,375	443	MX$ + TIIE (i)	1.0	2007
Foreign financing	26,155	28,542	US$ + LIBOR	2.0	2009
Inventories and property, plant and				From 1.0 to
equipment financing	14,445	10,957	MX$ + TIIE (i)	2.0	From 2007 to 2011
Advances on foreign exchange contracts	1,295	9,771	US$	From 5.20 to	Maximum of 56
				5.65	days
National Bank for Economic and Social				From 8.3 to
Development (BNDES)	12,890	22,330	UMBNDES (ii)	10.05	From 2007 to 2011
National Bank for Economic and Social				From 7.35 to
Development (BNDES)	10,120	261	US$	10.5	From 2009 to 2013
Export prepayments, net of linked				From 6.2 to
operations	11,100	44,852	US$	6.41	2008

Subtotal	870,081	844,266

Local currency:
National Bank for Economic and Social				From 1.5 to
Development (BNDES)	199,890	173,055	TJLP (iii)	4.85	From 2007 to 2012
National Bank for Economic and Social
Development (BNDES)	7,005	11,244	IGP-M (iv)	6.5	2008
Government Agency for Machinery and				From 2.5 to
Equipment Financing (FINAME)	40,742	47,676	TJLP (iii)	4.85	From 2007 to 2011
Research and projects financing (FINEP)	46,881	38,059	TJLP (iii)	From (2.0) to
				5.0	From 2009 to 2013
Debentures (c)	312,794	317,853	CDI	102.5	2008
Banco do Nordeste do Brasil	19,790	-		From 11.9 to
				14.0	2018
Other	217	163

Subtotal	627,319	588,050

Total financing and debentures	1,497,400	1,432,316

Current liabilities	(115,553)	(153,708)

Long-term liabilities	1,381,847	1,278,608

(i) MX$ = Mexican peso; TIIE = Mexican break-even interbank interest rate.

Ultrapar Participações S.A. and Subsidiaries

(ii)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of the BNDES debt in foreign currency, 93%, of which is linked to the U.S. dollar.

(iii)	TJLP = fixed by the CMN (National Monetary Council); TJLP is the basic cost of BNDES financing.

(iv)	IGP-M = General Market Price Index, is a measure of Brazilian inflation calculated by the Getúlio Vargas Foundation.

The long-term portion matures as follows:
	2006	2005

2007	-	93,958
2008	529,331	515,458
2009	101,468	74,954
2010	37,404	9,064
2011	21,686	-
Thereafter	691,968	585,174

	1,381,847	1,278,608

b)	Notes in the foreign market

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$60 million in notes, (Original Notes), maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008.

In June 2005, the subsidiary Oxiteno Overseas Corp. acquired the full amount of Original Notes issued by Companhia Ultragaz S.A., with funds from a syndicated loan in the amount of US$60 million with maturity in June 2008 and interest rate of 5.05% per year. The syndicated loan was guaranteed by the Company and the subsidiary Oxiteno S.A. - Indústria e Comércio.

In April 2006, the subsidiary Oxiteno Overseas Corp. sold the Original Notes to a financial institution. Concurrently, the subsidiary acquired from this financial institution a credit linked note backed by the Original Notes, as mentioned in Note 4, thus obtaining an additional return on this investment. The transaction matures in 2020, and the subsidiary as well as the financial institution may redeem it early, although the subsidiary has only an annual option of redemption (purchase) in or after June 2008. In the event of insolvency of the financial institution, Companhia Ultragaz S.A. would be required to settle the Original Notes, although Oxiteno Overseas Corp. would continue to be creditor of the credit linked note. Thus, the Company stopped eliminating the Original Notes in its financial statements.

In December 2005, the subsidiary LPG International Inc. issued notes in the amount of US$250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment scheduled for June 2006. The issue price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were guaranteed by the Company and by Oxiteno S.A. - Indústria e Comércio.

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Ultrapar Participações S.A. and Subsidiaries

As a result of the issuance of notes and the syndicated loan, the Company and its subsidiaries mentioned above are subject to covenants that limit, among other things:

•	Limitation of transactions with shareholders that hold amounts of 5% or more of any class of Capital Stock of the Company, except upon fair and reasonable terms no less favorable to the Company than could be obtained in a comparable arm’s-length transaction with a third party;

•	Obligation of having Board of Directors resolution for transactions with related parties higher than US$15 million (excepting transactions by the Company with subsidiaries and between subsidiaries);

•	Restriction of disposal of the totality or near totality of the assets of Company and subsidiaries;

•	Restriction of encumbrances on assets in excess of US$150 million or 15% of the value of consolidated tangible assets;

•	Maintenance of financial ratio, between consolidated net debt and consolidated EBITDA (Earning Before Interest, Taxes, Depreciation and Amortization), less than or equal to 3.5; and

•	Maintenance of financial ratio, between consolidated EBITDA and consolidated net financial expenses higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this nature and have not limited their ability to conduct their businesses to date.

c)	Debentures

On March 1, 2005, the Company issued a single series of 30,000 nonconvertible debentures, whose main features are:

Nominal unit value:	R$10,000.00
Final maturity:	March 1, 2008
Nominal value payment:	Lump sum at final maturity
Yield:	102.5% of CDI
Yield payment:	Semiannually, beginning March 1, 2005
Repricing:	None

The debentures are subject to commitments that restrict, among other things, certain operations of merger or spin-off, as well as the disposal of operating assets that would result in a reduction of more than 25% of consolidated net sales, and also included the obligation to maintain a consolidated net debt to consolidated EBITDA ratio less than or equal to 3.5. Thus far, none of these commitments have restricted the ability of the Company and its subsidiaries to conduct business.

24

Ultrapar Participações S.A. and Subsidiaries

d)	Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares, promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	2006	2005
Amount of financing secured by:
Property, plant and equipment	42,667	53,734
Shares of affiliated companies and minority stockholders’ guarantees	7,005	11,244

	49,672	64,978

Other loans are collateralized by guarantees issued by the Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$1,073,134 (R$1,017,858 in 2005).

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by some of their customers (vendor financing). In the event any subsidiary is required to make a payment under the guarantees, the subsidiary may recover such amounts paid directly from its customers through commercial collection. Maximum future payments related to these guarantees amount to R$34,879 (R$33,208 in 2005), with terms of up to 210 days. As of December 31, 2006, the Company and its subsidiaries have not incurred any loss nor recorded any liability related to these guarantees.

15.	STOCKHOLDERS’ EQUITY

	a)	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 81,325,409 shares without par value, comprised of 49,429,897 common and 31,895,512 preferred shares.

As of December 31, 2006, 12,534,161 preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

At the beginning of 2000, the Company granted, through a stockholders agreement, tag-along rights, which assure to minority stockholders identical conditions to those negotiated by the controlling shareholders in case of disposal of shareholding control of the Company.

The Company is authorized to increase its capital, regardless of amendment to the bylaws, through a resolution of the Board of Directors, until it reaches R$1,500,000, by means of issuance of common or preferred shares, without keeping the existing ratio, observed the limit of 2/3 of preferred shares to the total shares issued.

25

Ultrapar Participações S.A. and Subsidiaries

b)	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

As of December 31, 2006, the Company’s financial statements record 161,697 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$27.59 and R$19.30 per share, respectively. The consolidated financial statements record 408,647 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$25.27 and R$19.30 per share, respectively.

The market price of preferred shares issued by the Company as of December 31, 2006 on the São Paulo Stock Exchange (BOVESPA) was R$48.99.

c)	Capital reserve

The capital reserve in the amount of R$3,026 reflects the goodwill on the disposal of shares at market price to be held in treasury in the Company’s subsidiaries, at the average price of R$36.00 per share. Executives of these subsidiaries were given the usufruct of such shares, as described in Note 21.

d)	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based upon depreciation, write-off or disposal of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95, as mentioned in Note 11.

e)	Retention of profits reserve

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

f)	Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiaries and affiliated companies. Realization of the reserve usually occurs upon receipt of dividends, disposal and write-off of investments.

26

Ultrapar Participações S.A. and Subsidiaries

g)	Dividends and appropriation of net income (Company)

According to the Company’s bylaws, the stockholders are entitled to a minimum annual dividend of 50% of adjusted net income, calculated according to the terms of accounting practices adopted in Brazil.

Proposed dividends as stated in the Company’s financial statements, subject to approval at the Annual Stockholders’ Meeting, are as follows:

			2006

	Net income		288,373
	Legal reserve		(14,419)
	Retention of profits reserve		(136,977)
	Realizable profits reserve		(61,013)

	Dividends balance		75,964
	Realization of realizable profits reserve		68,236
	Interim dividends (R$0.887398 per common and preferred share)		(72,000)

	Proposed dividends payable (R$0.889633 per common and preferred share)		(72,200)

h)	Conciliation of stockholders’ equity - Company and consolidated
		2006	2005

	Stockholders’ equity - Company	1,940,710	1,795,643
	Treasury shares held by subsidiaries, net of realization	(4,723)	(3,761)
	Capital reserve arising from sale of treasury shares to
	subsidiaries, net of realization	(2,476)	(1,717)

	Stockholders’ equity - consolidated	1,933,511	1,790,165

i)	Reconciliation of net income - Company and consolidated

The reconciliation of net income, Company and consolidated, shows the effect of the reversal of the allowance for scheduled factory maintenance of some subsidiaries, net of income and social contribution taxes, recorded in retained earnings, in accordance with CVM Resolution No. 489/05 and Technical Interpretation No. 01/06 by IBRACON, as follows:

	2006	2005

Net income - Company	288,373	299,178
Reversal of allowance for factory maintenance by the subsidiary
Oxiteno S.A. Indústria e Comércio	(796)	-
Reversal of allowance for factory maintenance by the subsidiary
Oxiteno Nordeste S.A. Indústria e Comércio	(5,513)	-

Net income - consolidated	282,064	299,178

Ultrapar Participações S.A. and Subsidiaries

16.	NONOPERATING EXPENSES, NET (CONSOLIDATED)

Composed mainly of R$13,670 (R$391 in 2005) in write-off of deferred assets related to studies and projects, and R$4,818 (R$1,375 in 2005) of result on the sale of property, plant and equipment, mainly gas cylinders and vehicles and allowance for losses of investments.

17.	SEGMENT INFORMATION

The Company has three reportable segments: gas, chemicals and logistics. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast Regions of Brazil. The chemicals segment primarily produces ethylene oxide and byproducts, which are raw materials for the textiles, foods, cosmetics, detergents, agricultural chemicals, paints and varnishes industries, among other. Operations in the logistics segment include storage and transportation, mainly in the Southeast and Northeast Regions of Brazil. Reportable segments are strategic business units that offer different products and services. Intersegment sales are transacted at prices approximating those that could be obtained with third parties.

The principal financial information about each of the Company’s reportable segments is as follows:

			2006			2005

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Net sales, net of related-party transactions	3,065,849	1,549,470	178,640	89	4,794,048	4,693,848
Income from operations before financial income
(expenses) and equity in subsidiary and
affiliated companies	167,345	146,296	11,441	5,309	330,391	358,330
Total assets, net of related parties	918,598	2,298,395	310,082	322,769	3,849,844	3,625,125

18.	FINANCIAL INCOME AND EXPENSES, NET (CONSOLIDATED)

		2006	2005

	Financial income:
	Interest on temporary cash investments and noncurrent investments	163,223	128,845
	Interest on trade accounts receivable	5,295	5,125
	Monetary and exchange variation income	(14,408)	(17,809)
	Other income	1,821	2,489

		155,931	118,650

	Financial expenses:
	Interest on loans and financing	(85,477)	(42,869)
	Interest on debentures	(44,827)	(41,436)
	Bank charges	(14,677)	(17,125)
	Monetary and exchange variations expenses	17,660	32,343
	Financial results from currency hedge transactions	(18,977)	(48,801)
	CPMF/IOF/other financial expenses(*)	28,952	(25,608)
	Other expenses	(8,013)	(2,498)

		(125,359)	(145,994)

	Financial income (expenses), net	30,572	(27,344)

(*)	In 2006, includes R$23,524 referring to the reversal of the provision for PIS and COFINS contingencies and R$26,225 related to the recovery of PIS and COFINS mentioned in Note 20a).

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Ultrapar Participações S.A. and Subsidiaries

19.	RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operating and economic/financial aspects. Strategic/operating risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

	•	Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales. As of December 31, 2006, Oxiteno S.A. - Indústria e Comércio and its subsidiaries maintained R$1,558 (R$848 in 2005) and the subsidiaries of Ultragaz Participações Ltda. maintained R$20,020 (R$25,191 in 2005) as an allowance for doubtful accounts.

	•	Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. Temporary cash investments of the Company and its subsidiaries are comprised substantially of transactions linked to the CDI, as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as mentioned below. Borrowings are mainly originated from the BNDES, debentures and foreign currency financing, as mentioned in Note 14.

	•	Exchange rate - The Company’s subsidiaries use hedge instruments (mainly CDI and US$) available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange variation effects on their results. Such hedges have amounts, periods and indexes substantially equivalent to the assets and liabilities in foreign currency to which they are linked. Shown below are the assets and liabilities in foreign currency, translated into Brazilian reais at December 31, 2006 and 2005:

	2006	2005

Assets:
Investments abroad and hedges	94,417	126,236
Foreign cash and cash equivalents	861	3,129
Temporary cash and long-term investments in foreign currency	776,454	722,565
Receivables from foreign customers, net of advances on exchange
contracts and allowance for loss	25,352	21,949

	897,084	873,879

Liabilities:
Foreign currency financing	870,081	844,266
Import payables	30,872	16,054

	900,953	860,320

Net asset position	(3,869)	13,559

Ultrapar Participações S.A. and Subsidiaries

The exchange rate variation related to cash and banks, investments, temporary cash investments, and long-term cash investments of foreign subsidiaries was recorded as financial expense in the consolidated statement of income for the year ended December 31, 2006, in the amount of R$15,927 (financial expense of R$9,434 in 2005).

•	Market value of financial instruments

Market value of financial instruments as of December 31, 2006 and 2005 are as follows:

	2006		2005

	Book	Market	Book	Market
	value	value	value	value

Financial assets:
Cash and banks	31,992	31,992	32,714	32,714
Temporary cash investments	1,038,084	1,034,144	1,218,210	1,215,638
Noncurrent investments	547,978	564,379	372,692	372,692

	1,618,054	1,630,515	1,623,616	1,621,044

Financial liabilities:
Current and long-term loans	1,184,606	1,211,849	1,114,463	1,113,665
Current and long-term debentures	312,794	312,748	317,853	318,495

	1,497,400	1,524,597	1,432,316	1,432,160

Investment-
Investments in affiliated companies	25,497	28,978	28,117	33,126

The market value of financial instruments was obtained through the commonly used marking to market methodology, which consists of carrying the balances of the instruments until the maturity at the respective contracted rates, discounting them to present value at market rates as of December 31, 2006 and 2005. The market value of investment in affiliated company is based on the share price trading on the São Paulo Stock Exchange (BOVESPA).

20.	CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

	a)	Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. - Indústria e Comércio are members, filed an action against the subsidiary in 1990, demanding compliance with the adjustments established in a collective labor agreement, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of December 31, 2006.

30

Ultrapar Participações S.A. and Subsidiaries

The subsidiaries Companhia Ultragaz S.A. and SPGás Distribuidora de Gás Ltda. are parties to an administrative proceeding at the SDE (Economic Law Department), linked to CADE (Administrative Council for Economic Defense), under the allegation of anticompetitive practice in municipalities of a region of the State of Minas Gerais in 2001. In September 2005, the SDE issued a technical notice recommending to CADE a ruling against the companies involved in this proceeding. In their defense, the subsidiaries’ arguments, among others, are that: (i) under the terms of the notice issued by the Company’s chief executive officer on July 4, 2000, the subsidiaries’ employees were forbidden to discuss with third parties matters related to prices; and (ii) no consistent evidence was attached to the proceeding’s records. In view of the arguments presented, the fact that the technical notice has no binding effect on CADE’s decision, and their legal counsel’s opinion, the subsidiaries did not record a provision for this issue. Should CADE’s decision be unfavorable, the subsidiaries can still discuss the issue at the judicial level.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering; (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company; and (iii) class action suit seeking indemnification for property damage and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. Of the 58 lawsuits judged thus far, a favorable judgment was obtained for 57, and of these 16 have already been dismissed; only 1 had an unfavorable decision, which is still subject to appeal, and whose amount, should the decision be upheld, is R$17. Two lawsuits have not yet been judged. The subsidiary has insurance coverage for these lawsuits, and the uninsured contingent amount is R$23,595. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources other than revenues. The unpaid amounts were recorded in the financial statements of the Company and its subsidiaries, totaling R$14,469 (R$36,966 in 2005). Recently the STF has decided the matter favorable to the taxpayer. Although it is a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own lawsuits. In 2006 final decisions were rendered on the lawsuits of subsidiaries Companhia Ultragaz S.A. , Transultra - Armazenagem e Transporte Especializado Ltda., Oxiteno S.A Indústria e Comércio and Ultraquímica Florestal Ltda. (company merged into Ultracargo Operações Logísticas e Participações Ltda.), and the subsidiaries reversed the existing provisions in the amount of R$15,886, R$1,331, R$5,736 and R$571, respectively, net of attorney’s fees, as financial income in the statement of income for the year. Likewise, a final decision was rendered on the lawsuit related to the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio. As this subsidiary had not obtained an injunction, it paid undue PIS and COFINS in prior periods. The amount of R$26,225, related to the favorable outcome in this lawsuit, net of attorney’s fees, was recorded as financial income and it is being used for offset of federal taxes.

31

Ultrapar Participações S.A. and Subsidiaries

The Company has other subsidiaries whose lawsuits have not yet been judged. Thus, should there be final favorable outcomes for the subsidiaries in all lawsuits, the Company estimates that the total positive effect in addition to the already recorded in income before income and social contribution taxes should reach R$14,107, net of attorney’s fees.

Subsidiary Oxiteno S.A. - Indústria e Comércio and its subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio accrued R$15,590 (R$14,532 in 2005) for ICMS tax assessments being judged at lower-level and appeal-level administrative courts. The subsidiaries are currently awaiting decisions on the appeals.

Subsidiary Utingás Armazenadora S.A. has challenged in court ISS (Service Tax) tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the lower-court decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovisioned updated amount of the contingency as of December 31, 2006 is R$33,351 (R$29,995 in 2005).

On October 7, 2005, the subsidiaries of Ultragaz Participações Ltda. filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes administered by the Federal Revenue Service (SRF), notably corporate income tax and social contribution taxes. According to the injunction obtained, the subsidiaries have been making escrow deposits for these debits and recognizing the corresponding liability for this purpose.

On September 29, 2006 the subsidiaries Oxiteno S.A Indústria e Comércio, Oxiteno Nordeste S.A Indústria e Comércio, Companhia Ultragaz S.A. and Transultra Armazenamento e Transporte Especializado Ltda filed for an injunction seeking the deduction of ICMS from the PIS and COFINS tax basis.

The Company and its subsidiaries filed a request for an injunction seeking not to be subject to the legislation that restricted the offset of corporate income tax (IRPJ) and social contribution (CSLL) tax loss carryforwards computed through December 31, 1994 to 30% of income for the year, as well as petitioning the full and immediate utilization of supplementary monetary adjustment based on the Consumer Price Index (IPC) / National Treasury Bonds (BTN) for 1990 (Law No. 8.200/91) . There are good precedents for these discussions when it is proven that there was only a postponement of payment of IRPJ and CSLL to the following years, as is the case of the Company’s subsidiaries, and legal counsel understands that the chances of success of the challenge in the judicial sphere is possible. The contingency is estimated at R$21,449.

32

Ultrapar Participações S.A. and Subsidiaries

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel classified the risks on these proceedings as possible and/or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

Escrow deposits and provisions are summarized below:

	Balance in				Balance in
Provisions	2005	Additions	Write-off	Interest	2006

Income and social contribution taxes	9,272	25,088	(314)	1,984	36,030
PIS and COFINS on other revenues	36,966	10	(24,453)	1,946	14,469
ICMS	14,532	266	-	1,066	15,864
INSS	-	2,172	-	-	2,172
PIS on rendering of services	-	267	-	17	284
(-) Escrow deposits	(6,148)	(24,436)	-	(1,762)	(32,346)

Total of other taxes and contributions	54,622	3,367	(24,767)	3,251	36,473

b)	Contracts

Subsidiary Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment. As of December 31, 2006, such rates were R$3.67 and R$3.44 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since inception of the contracts.

Subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio has a supply contract with Braskem S.A, that establishes a minimum consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the years ended December 31, 2006 and 2005, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase commitment	Actual demand

		2006	2005

In tons	137,900	181,496	192,190

On August 16, 2006 the subsidiary signed a memorandum of understanding, altering the ethylene supply contract with Braskem S.A. described above. The memorandum of understanding regulates new conditions of ethylene supply through 2021, and in 2007 and 2008 the subsidiary will have an additional volume of ethylene, with the minimum quantity in tons increasing to 180 thousand and 190 thousand, respectively.

33

Ultrapar Participações S.A. and Subsidiaries

c)	Insurance coverage for subsidiaries

The Company has insurance policies to cover various risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the plants and other branches of all subsidiaries, with coverage amounting to US$396 million.

For the plants of Oxiteno S.A. - Indústria e Comércio, Oxiteno Nordeste S.A. - Indústria e Comércio and Canamex Químicos S.A. de C.V., there is also loss of income insurance against losses from potential accidents related to their assets, with coverage amounting to US$233 million.

A civil liability insurance program covers the Company and its subsidiaries, with global coverage of US$200 million, for losses and damage from accidents caused to third parties, related to the commercial and industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance are also contracted.

21.	STOCK COMPENSATION PLAN (CONSOLIDATED)

The Extraordinary Stockholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed; and (ii) the transfer of the beneficial ownership of the shares after ten years from the initial grant, provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total amount granted to executives until December 31, 2006, including taxes, was R$12,263 (R$8,940 in 2005). This amount is being amortized over a period of ten years and the amortization related to the year ended December 31, 2006, in the amount of R$949 (R$776 in 2005), was recorded as an operating expense for the period.

22.	EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and pension plan. In addition, loans for the acquisition of vehicles and personal computers are available to employees of certain subsidiaries. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

34

Ultrapar Participações S.A. and Subsidiaries

In August 2001, the Company and its subsidiaries began to provide a defined contribution pension plan to their employees. This plan is managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11%, of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name in Ultraprev; or (ii) a fixed-monthly amount that will deplete the fund accumulated in the participant’s name in a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt of the retirement benefit. In 2006, the Company and its subsidiaries contributed R$3,337 (R$2,982 in 2005) to Ultraprev, which was charged to income for the period. The total number of participating employees as of December 31, 2005 was 5,632, with no participants retired to date. Additionally, Ultraprev has 1 active participant and 31 former employees receiving defined benefits according to the policies of a previous plan.

35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date:	February 15, 2007	By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(Minutes of a Meeting of the Board of Directors, February 12, 2007 / 2006 Financial Statements)